NEW VISTA ACQUISITION CORP

125 South Wacker Drive, Suite 300

Chicago, IL 60606

February 11, 2021

VIA EMAIL & EDGAR

Asia Timmons-Pierce

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	New Vista Acquisition Corp (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-252622)

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-252622) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on February 16, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Very truly yours,

New Vista Acquisition Corp

By:	/s/ Dennis A. Muilenburg
Name: Dennis A. Muilenburg Title: Chief Executive Officer and Chairman

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq. and P. Michelle Gasaway, Esq.

cc:	Shearman & Sterling LLP
Ilir Mujalovic, Esq.